Exhibit 11.2

BROOKFIELD RENEWABLE PARTNERS L.P.

PERSONAL TRADING POLICY

May 2025

Exhibit 11.2
PERSONAL TRADING POLICY

To All Directors, Officers and Employees

This Personal Trading Policy (this “Policy”) applies to all individuals as set out herein including all directors, officers and employees (collectively, “personnel”) of Brookfield Renewable Partners L.P. (the “Partnership”), its general partner, Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and all of their respective controlled subsidiaries (collectively, “Brookfield Renewable”, “we”, “us”, “our” or “the Organization”).
All personnel are required to comply with the securities laws and insider trading rules set out in the Organization’s Code of Business Conduct and Ethics. This Policy supplements those provisions and is aimed at preventing directors, officers and employees from breaching prohibitions against insider trading, whether intentionally or unintentionally. In addition, this Policy is aimed at preventing directors, officers and employees from engaging in securities trading that, although not illegal, exposes them and/or the Organization to potential reputational risk. This Policy and the Code of Business Conduct and Ethics do not cover every possible scenario that you might face. All personnel should endeavor to take a thoughtful and ethical approach to trading activity and, in the event of any doubt as to whether a course of conduct is appropriate, consult a member of the Organization’s legal department whose contact information is listed on Appendix “A”.

We expect each of you as directors, officers and employees to conduct your trading activities in accordance with this Policy. So that there can be no doubt as to what is expected of each of you in this regard, the Board of Directors of the general partner (the “Board”) has endorsed this Policy.

Special Note to Personnel Also Covered by the Personal Trading Policy of Brookfield Corporation and Brookfield Asset Management Ltd.

Certain personnel are also required to comply with Brookfield Corporation’s Personal Trading Policy and/or Brookfield Asset Management Ltd.’s Personal Trading Policy (collectively, the “Brookfield Policy”). The Brookfield Policy applies to three categories of personnel: “Brookfield Investment Access Persons”, “Brookfield Access Persons” and “Brookfield Insiders”. If you are a Brookfield Investment Access Person or a Brookfield Access Person, you will receive an email notification from Brookfield Corporation (the “Corporation”) and/or Brookfield Asset Management Ltd. (the “Manager”) to that effect. You are a Brookfield Insider if your primary office is physically located in Brookfield offices with investment advisory activities, as determined by the Brookfield legal and compliance groups from time to time, which currently include Brookfield Renewable personnel working in our Toronto, London and the 250 Vesey Street office in New York. In addition, members of the Board are also covered by the Brookfield Policy. If you are a Brookfield Investment Access Person, Brookfield Access Person, a Brookfield Insider or a member of the Board, both the Brookfield Policy and this Policy apply to you. To the extent the rules of the Brookfield Policy and Policy conflict, you should always follow the more restrictive rules, which are typically found in the Brookfield Policy. If you are a Brookfield Investment Access Person, Brookfield Access Person or Brookfield Insider, or a member of the Board please also review the Brookfield Policy, which you can obtain from Brookfield’s compliance department (trade.compliance@brookfield.com) or a member of the legal group.

1.INTRODUCTION

One of the principal purposes of securities laws is to prohibit “insider trading”. Simply stated, insider trading occurs when a person uses material non-public information to make decisions to purchase, sell, give away or otherwise trade a company’s securities or to provide that information to others outside the company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person,
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including all directors, officers and employees, if the information involved is “material” and “non-public”. These terms are defined later on in this Policy.

As is the case with policies of this nature, it is important to use common sense. The objective of this Policy is not to restrict your ability to manage your personal financial affairs, but to establish clear policies and procedures to avoid the risk of situations arising whereby you and/or the Organization could be harmed through damaged reputation or legal action. If a trade in securities becomes the subject of scrutiny, it will be viewed after the fact with the benefit of hindsight. You are therefore advised that before engaging in any trade, you should carefully consider how the trade may be construed with the benefit of hindsight.

If you have questions regarding the application of any rule in this Policy or about the best course of action in a particular situation, you should seek guidance from a member of the Organization’s legal department whose contact information is listed on Appendix “A”.

2.APPLICABILITY

This Policy applies to all transactions in the securities of the Organization, including (i) its limited partnership units which are publicly traded on the Toronto Stock Exchange under the symbol BEP.UN and on the New York Stock Exchange under the symbol BEP, (ii) its preferred units trading on the Toronto Stock Exchange and the New York Stock Exchange, as applicable, (iii) the class A exchangeable subordinate voting shares of Brookfield Renewable Corporation which are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BEPC, (iv) the preference shares of Brookfield Renewable Power Preferred Equity Inc. which are publicly traded on the Toronto Stock Exchange, and (v) any options, bonds and any other securities issued by Organization, as well as to derivative securities relating to any of the Organization’s securities, whether or not issued by the Organization. It also applies to securities in companies with which the Organization does business, or may do business with, or the Organization has invested in, or is considering investing in, including our clients and client counterparties, when you are in possession of material non-public information regarding such company by virtue of your role with us.

This Policy applies to all personnel regardless of their position, level or function. Your spouse, partner and family members who live in the same dwelling as you (collectively “Family Members” and each a “Family Member”) are also subject to the restrictions set out in this Policy to the same extent they apply to you. You are responsible for ensuring compliance by your Family Members. For the purposes of this Policy, your personal trading activities are considered to include your own trading activities and those of your Family Members, as well as activities in any other account(s) over which you and/or your Family Members have trading authority or exercise similar influence, other than in the course of your employment (e.g. this Policy applies to your activities as the treasurer or investment officer of a charitable organization or foundation or acting as an informal investment advisor for Family Members, friends or investment clubs). This Policy covers trading in all types of securities, including those issued pursuant to an initial public offering or a private placement, or traded in the secondary market.

This Policy is not intended to replace your individual responsibility to understand and comply with the legal prohibition on insider trading.

This Policy applies not only during the course of your tenure with the Organization, but also after the completion or termination of such service to the extent that you possess material or non-public information at the time such service is completed. Since you may be in possession of material or non-public information for an indefinite period of time following your departure from Brookfield, there is no specific period of time over which this policy may apply following your tenure with the Organization.

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3.PROHIBITED ACTIVITIES

Prohibition on Insider Trading

As a rule, if you have “material” “non-public” information about any publicly traded entity or any other entity, and if you directly or indirectly through any person acting on your behalf, buy or sell securities of that company before the information is public or no longer material then you will have violated insider trading laws.

Information is “non-public” until it has been disclosed and adequate time has passed for the securities markets to digest the information.

Information relating to the Organization is “material” if: (i) such information results in or would reasonably be expected to result in a change in the market price or value of the Organization's securities; or (ii) a reasonable investor would consider the information important in making an investment decision regarding the Organization’s securities. Put another way, the information would be viewed by the reasonable investor as having significantly altered the total mix of information available in the market concerning Brookfield Renewable.

If you are not sure whether information is material or non-public, consult with the Organization's internal legal counsel listed on Appendix “A” for guidance before engaging in a transaction.

Prohibition on Tipping

“Tipping” arises when you disclose material non-public information about any publicly traded or other entity to another person and that person either: (i) trades in a security related to the information that you provided; or (ii) provides the information to a third person who then makes a trade in a related security. Tipping is a violation of law, even if you do not personally make a trade or otherwise benefit from disclosing the information. You are prohibited from disclosing material non-public information to others outside the Organization, including relatives and friends. You should also refrain from discussing material non-public information with other employees unless they have a business need to know this information.

Prohibition on Trading Advice

If you have material non-public information about the Organization or a company with which the Organization does business, or may do business, or the Organization has invested in, or is considering investing in, or has otherwise acquired information regarding, you are not permitted to, and should not give trading advice of any kind to anyone while in possession of that information. It is, however, appropriate for you to advise other employees not to trade in certain securities if such trade might violate the law or this Policy. As explained in greater detail below, such other employees would then be considered “Insiders” for the purposes of this Policy.
Other Prohibited Transactions

(a)Hedging Transactions and Short Sales – You are prohibited from short selling the Organization’s securities or buying or selling call or put options or other derivatives in respect of the Organization’s securities. You are also prohibited from entering into other transactions which have the effect of hedging the economic value of any of the Organization’s securities. Under limited circumstances, a director or executive may be permitted to enter into a hedging transaction in respect of interests held by such individual in excess of the interests such individual is required to hold under the applicable share ownership guidelines and subject to the approval of both the Chief Executive Officer and Chief Financial Officer.

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(b)Short-term Trading – You may not purchase or sell the Organization’s securities with the intention of reselling or buying them back in a relatively short period of time in the expectation of a rise or fall in the market price of the securities (as opposed to purchasing or selling the Organization’s securities as part of a long term investment program). Once purchased, the Organization’s security must be held for at least 90 days from the date of the trade unless acquired pursuant to the exercise of rights under a stock option plan. Similarly, once sold, the Organization’s security must not be repurchased for at least 90 days from the date of the trade unless acquired pursuant to a grant under an executive compensation plan.

(c)Pledging of Securities – Company securities must not be pledged as collateral for a loan unless such transactions are executed in full compliance with all applicable regulations and have been previously approved by either the Chief Financial Officer or the General Counsel of the Organization, and if such officer deem appropriate, the Nominating and Governance Committee of the Board. Notwithstanding the foregoing, you are permitted to place the Organization’s securities that you own which are actual partnership units, preferred shares, exchangeable shares or preferred units as collateral for a brokerage account with a reputable financial institution in which the institution lends you up to 50% of the value, commonly known as a “margin” account, provided that: (1) the placement of the securities of the Organization as collateral for the brokerage account is pre-cleared in accordance with the pre-clearance requirements set out in this policy (i.e., as if you were seeking to sell the securities), and (ii) any subsequent dealings that you undertake in the securities of the Organization in connection with the account (e.g., funding a margin call with additional securities of the Organization, authorizing the sale of securities of the Organization that have already been placed as collateral in the margin account in order to satisfy a margin call) are pre-cleared in accordance with the pre-clearance requirements set out in this Policy (i.e., as if you were seeking to sell the securities)1.

(d)Transactions under Long Term Incentive Plans – The Organization has established or may, from time to time, establish so-called share option plans, unit and/or share appreciation rights plans, “phantom” option plans, as applicable, where an individual may be eligible to receive cash based on the value of a stated number of the Organization’s securities at any specified period of time.  No individual may exercise entitlements under such plans during a blackout period.

4.SPECIAL REQUIREMENTS FOR INSIDERS

Insider Definition

An “Insider” is a director, officer, employee or significant shareholder of the Partnership, its general partner and anyone else who has, or may be deemed to have, material non-public information concerning the Organization by virtue of their job title or responsibilities. Under securities law, insiders of a company are subject to a higher standard of scrutiny and disclosure requirements in their trading activities than other people who trade in securities.

For the purposes of this Policy, Insiders are:

(a)all directors of the general partner of the Partnership;
1 For clarification purposes, the broker with whom the margin account has been opened does not need to pre-clear any activities it takes with respect to collateral in the account, including the sale of the Organization securities to fund a margin call. However, your activities with respect to the Organization securities, including, for example, causing the broker’s sale of the Organization securities pledged as collateral in the account by not funding a margin call with additional collateral, must be pre-cleared.

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(b)all personnel of the Organization in the Partnership’s Corporate group (i.e. personnel that are not within the operating businesses);
(c)all individuals identified as Reporting Insiders (as defined below) of the Organization;
(d)each Chief Executive Officer, Chief Financial Officer and General Counsel of each of the operating businesses;
(e)any other member of personnel designated by the Chief Financial Officer or General Counsel as an Insider; and
(f)all other members of personnel who have knowledge of material non-public information concerning the Organization.

If you are not sure whether you are an Insider, consult with the Organization's internal legal counsel listed on Appendix “A” for guidance.

Application of Policy to former Insiders and Directors

As noted above, the provisions of this Policy prohibiting trading and other activities while in possession of material non-public information continue to apply to Insiders and directors after the completion or termination of their tenure or service with Brookfield Renewable2. Indeed, former directors remain subject to applicable securities law and are therefore prohibited from trading, tipping or recommending trades in securities of the Organization or any other securities while in possession of material non-public information relating to such securities.

Prohibition on Trading During a Trading Blackout Period for Insiders

Insiders should not, directly or indirectly through any person acting on their behalf, buy or sell securities of the Organization when there is, or is a potential for, a significant event occurring, or there is information which is available but not due for disclosure until approved by management or a Board of Directors (e.g. quarterly financial information). Such a restriction is generally referred to as a “trading blackout period”. According to the circumstances, trading blackout periods generally apply to Insiders but may also apply to a wider group of members of personnel.

Quarterly trading blackout periods generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results.

Special trading blackout periods may also be fixed as appropriate for the circumstances and applicable to all or certain members of personnel as determined by the Organization’s management. Notice of any such special trading blackout period will be circulated to those personnel affected by it. All those affected by a notice of a special trading blackout period must not trade in the Organization’s securities until the blackout is lifted and must not disclose to any others that the Organization has suspended trading for certain individuals.

The prohibition on trading during a blackout period also applies to any securities issued pursuant to the Organization’s automatic dividend reinvestment plan (“DRIP”). An Insider should not make any election under the DRIP during a blackout period, including whether to enter into the DRIP or exit the DRIP. Individuals seeking to participate in the DRIP must elect to enter into the DRIP during a non-blackout period and may only elect to exit the DRIP during a non-blackout period. Note that the decision to enter into or exit a DRIP, however, must be pre-cleared in accordance with this Policy.

2 This applies regardless of whether, (i) in the case of an Insider, the employee was terminated, resigned, or retired, or (ii) in the case of a director, the director resigned or was removed from the board.

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Insiders are also prohibited from exercising options for cash during a blackout period; however, an Insider is not prohibited from exercising stock options during a blackout period if such exercise results in the ownership of the Organization’s securities, since the “strike price” does not vary with the market but is fixed by the terms of the option agreement or the plan. Upon the acquisition of such securities, the Insider is then subject to the applicable blackout period. Notwithstanding the foregoing, Reporting Insiders may not exercise options during a blackout period.

Pre-clearance of Trades for Insiders
Insiders are required to seek pre-approval to trade in the Organization’s securities in all circumstances (regardless of whether a blackout is in effect or not) except for:
(a)the automated, regular purchases of securities made through the Organization’s dividend reinvestment plan;
(b)transactions in the Organization’s securities done in a blind trust (i.e., a trust in which you (and/or a Family Member) are a beneficiary but for which you do not receive any reporting and have no knowledge regarding investments); or
(c)transactions in the Organization’s securities done in accounts managed on your (and/or a Family Member’s) behalf by a third party (non-Family Member) financial advisor who has full discretion over investment decisions and for which no trading instructions are given other than customary general client investment objectives and similar information (“Discretionary Accounts”).

For the purposes of this Policy, the decision to enter into or exit a DRIP is a trade that requires pre-approval.
Approval must be sought as follows:
(i)Chief Financial Officer or General Counsel Approval: Insiders shall obtain approval from the Chief Financial Officer or General Counsel of the Organization before completing any trade of any of the Organization’s securities. To obtain clearance, prior to engaging in such trading activity, the Insider must send an email request to the Chief Financial Officer or General Counsel describing the transaction in sufficient detail, and, upon request, complete the clearance form attached as Appendix “B” to this Policy. Please refer to Appendix “A” to this Policy for contact information for Chief Financial Officer and the General Counsel. The Chief Financial Officer or General Counsel of the Organization will make reasonable efforts to respond to a request or inquiry promptly.
(ii)Online Trade Pre-Clearance: In addition, Brookfield Investment Access Persons, Brookfield Access Persons and Brookfield Insiders who wish to trade in the securities of the Corporation, the Manager or its affiliates or in marketable securities are required to submit a request for pre-clearance through Brookfield’s automated trade approval system. General inquiries and other matters relating to trade requests may be directed to Brookfield’s compliance department (trade.compliance@brookfield.com) or a member of the legal group.

In the event the request is rejected, no further explanation as to the reason for the trading prohibition will be provided. In addition, the fact that permission to trade has been denied may itself constitute material non-public information and should not be disclosed by the Insider to any other person.

Where the Insider is cleared for the trade, such clearance is valid until midnight of the next consecutive day after the day of receipt of such approval (unless rescinded). Once purchased, the security must be held for at least 90 days from the date of the trade.

Despite any prior approvals in connection with a trade in the Organization’s securities, Insiders may be restricted from subsequent transactions in the security (i.e. may be unable to sell the security once acquired) or

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the Organization may require that the Insider sell the security in the future. In either case, the Organization will not be under any obligation to reimburse the Insider for any loss incurred as a result of the application of this Policy.

In order to confirm compliance with this Policy, Insiders may, upon request, be required to: (i) provide a certificate to the Organization or copies of all monthly statements for all trading accounts over which they have trading authority or exercise influence: or (ii) if applicable, complete appropriate certifications and forms through Brookfield’s automated trade approval system.

In addition, as described in the Introduction, personnel that are Brookfield Access Persons, Brookfield Investment Access Persons or Brookfield Insiders must comply with the requirements of the Brookfield Policy as it relates to trading in securities generally (i.e., not only to trading securities of the Organization). To the extent the rules of the Brookfield Policy and Policy conflict, you should always follow the more restrictive rules.

5.INSIDER REPORTING

Reporting Insiders are determined in accordance with applicable law. In general, Reporting Insiders are those persons who both:

(i)receive or have access, in the ordinary course, to material non-public information about the Organization; and
(ii)have the ability to exercise, directly or indirectly, significant power or influence over the business, operations, capital or development of the Organization.

The General Counsel maintains a list of all individuals who are considered Reporting Insiders under applicable law and will notify those individuals of such status.

A Reporting Insider must file an insider report with regulatory authorities when there is any change in their holdings of securities of the Organization within five calendar days (or shorter period if prescribed by the regulations) of the change.

A person who becomes a new Reporting Insider of the Organization, and who directly or indirectly beneficially owns or controls the Organization’s securities, must file an insider report within 10 calendar days (or shorter period if prescribed by the regulations) of becoming a Reporting Insider.

Reporting Insiders should be aware that they may also be required by law to report holdings of the Organization’s securities held in a blind trust or a Discretionary Account. Reporting Insiders should contact one of the persons listed in Appendix “A” to this Policy to discuss any blind trust that they are a beneficiary of or any Discretionary Account that they own to ensure that they are correctly fulfilling their reporting requirements.

Filing of the insider report is done electronically by using the System for Electronic Disclosure by Insiders on the internet at www.sedi.ca.

The filing of the insider report required by the securities regulators is the responsibility of each Reporting Insider. However, the Organization’s legal department will assist in the preparation and filing of insider reports, if requested by the Reporting Insider, and arrange for them to be filed in a timely manner. Reporting Insiders who file their own insider reports should promptly provide a copy of all such reports to the Organization’s legal department, see Appendix “A” to this Policy for contact information.

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6.COMMUNICATION

Upon joining the Organization as a director, officer or employee, you will be provided with a copy of this Policy and may annually be asked to certify compliance with this Policy.

7.CONSEQUENCES OF NON-COMPLIANCE

The Organization may be liable as a result of a member of personnel’s insider trading violations. Violations of this Policy or legal and regulatory requirements could result in disciplinary action up to and including dismissal without notice or payment in lieu of notice depending upon the severity of the violation. Additionally, the criminal and civil consequences of prohibited insider trading, tipping or a failure to file an insider report on a timely basis can be severe and may include sanctions, substantial jail terms and penalties of several times the amount of profits gained or losses avoided. For example, penalties for violations of insider trading laws in Canada can include up to five years imprisonment and fines of up to the greater of $5 million and three times any profit made or loss avoided as a result of non-compliance with the laws.

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APPENDIX A

CONTACT INFORMATION FOR POLICY

Chief Financial Officer:
Patrick Taylor        (416) 369-6102        patrick.taylor@brookfield.com

Co-President and General Counsel:
Jennifer Mazin    (416) 369-3369        jennifer.mazin@brookfield.com

Managing Director:
Adrienne Moore    (416) 369-4912        adrienne.moore@brookfield.com

    Senior Vice President:
    Ronnie Ollo        (416) 369-6015        ronnie.ollo@brookfield.com

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APPENDIX B
TRADING COMPLIANCE CLEARANCE FORM

TO:    The Chief Financial Officer or General Counsel of Brookfield Renewable

Pursuant to the Personal Trading Policy of Brookfield Renewable Partners L.P. (the “Partnership”), I hereby request clearance for the following proposed transactions in securities of the Partnership:

Number of Units	Purchase or Sale

I am NOT in possession of material non-public information about the Partnership or its subsidiaries that could potentially affect the price of the securities if known.

I understand that if I am NOT granted clearance to proceed with the trade(s), the fact that clearance has been denied constitutes material non-public information and must not be disclosed.

I understand that, even if I am cleared to proceed with the trade, I must not proceed with the transaction if I come into possession of material non-public information prior to engaging in the trade.

I understand that the trade clearance is valid until midnight of the next consecutive day after the day of receipt of such approval. I understand that the above clearance may be rescinded prior to effecting the above transaction if material non-public information regarding the Partnership arises, and in the reasonable judgment of the Partnership, the completion of my trade would be inadvisable.

I understand that the ultimate responsibility for compliance with the insider trading provisions of the applicable securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

Name:	Signature:
Company:	Position:
Date:

Clearance of the above trade is granted / denied. (Please circle the applicable response)

_______________________________
Signature of Authorized Individual
Name: ________________________
Date: ___________________
NOTE: Once executed, a copy of this form must be provided to the Senior Vice President.

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